April 27, 2007


VIA EDGAR
---------



Mr. Sonny Oh
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re: Comments on Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (File Nos. 33-6486; 811-5084)


Dear Mr. Oh:

     On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone to me and Elizabeth Edson on April 6, 2007, concerning Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (the "Investment Company"), which was filed with the SEC on February 12, 2007, and the Investment Company's responses thereto. The responses are reflected in Post-Effective Amendment No. 30 to the Investment Company's Registration Statement filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

     In addition, as Ndenisarya Meekins discussed with you by telephone on April 13, 2006, the Investment Company has made additional revisions to streamline and clarify the prospectus disclosure as well as eliminate unnecessary repetitive disclosure. In this process, the prospectus has been reorganized as described in response to your comments below.

PROSPECTUS


GENERAL
-------

1. COMMENT: On the front cover page, delete references to unaffiliated entities.

     RESPONSE: The Investment Company has made the requested change.

2. COMMENT: On the back cover page, update the telephone number for the SEC Public Reference Room to reflect 1-202-942-8090.

Mr. Sonny Oh
April 27, 2007
Page 2 of 11


     RESPONSE: The Investment Company has made the requested change.

3.   COMMENT: Confirm reference page numbers throughout the prospectus.

     RESPONSE: The Investment Company has reviewed the page number references throughout the prospectus and has made appropriate revisions.


SUMMARY OF HOW OUR FUNDS INVEST
-------------------------------

4. COMMENT: In accordance with Item 4(a) of Form N-1A, for each fund, as appropriate, disclose whether its investment objective is fundamental or non-fundamental and can be changed without shareholder approval.

     RESPONSE: The Investment Company has made the requested change. Each fund's investment objective is non-fundamental and may be changed without shareholder approval. A general statement pertaining to each fund's investment objective has been added to page 1 of the revised prospectus.

5. COMMENT: In accordance with Rule 35d-1 of the 1940 Act, for each fund, as appropriate, include disclosure regarding the fund's policy to invest at least 80% of its assets in securities implicated by its name. Also, include the corresponding disclosure that the fund may not change its 80% policy without providing shareholders at least 60 days prior written notice.

     RESPONSE: The Investment Company notes that a general statement pertaining to each applicable Fund's 80% policy appeared in the section entitled DETAILS ABOUT HOW OUR FUNDS INVEST. The Investment Company has clarified this disclosure and moved it to page 1 of the revised prospectus in the section entitled SUMMARY OF HOW OUR FUNDS INVEST.

6. COMMENT: In accordance with Item 4(b)(1) and (c) of Form N-1A, for each fund, confirm the principal investment strategies and confirm that the corresponding principal risks are disclosed in the fund summary. For each fund, when principal investment strategies are added to the summary, please add disclosure reflecting the corresponding principal risk resulting from that added strategy.

     RESPONSE: The Investment Company has reviewed the investment strategies and confirmed that the risks for each principal investment strategy has been

Mr. Sonny Oh
April 27, 2007
Page 3 of 11

     included.   In  addition,  as  noted  above,  the  Investment  Company  has reorganized the prospectus disclosure and has moved the risk disclosure for all of the funds into a new section entitled PRINCIPAL RISKS.

7. COMMENT: In accordance with Instruction 6 to Item 4(b)(1) of Form N-1A, for each fund, as appropriate, disclose any temporary defensive policy, if applicable.

     RESPONSE: No change was made in response to this Comment 7. The Investment Company has confirmed that no Fund, other than the Composite Fund, has a temporary defensive policy. In addition, no change has been made to the existing disclosure regarding the Composite Fund's policy.

8. COMMENT: Review and confirm the placement of the section entitled VALUE AND GROWTH STOCKS. It is not clear why this disclosure appears as part of the disclosure relating to the All America Fund. Additionally, revise this section to include disclosure that the adviser's measure of intrinsic value may not be accurate and stocks chosen by the adviser may perform poorly.

     RESPONSE:  The  section  entitled  VALUE AND GROWTH  STOCKS was  originally intended as a footnote and appeared as it did in the text of the All America Fund description as a function of the EDGAR conversion. As noted above, the Investment Company has reorganized the disclosure in the prospectus and determined that a clearer way to present the information regarding value stocks and growth stocks is in the section regarding PRINCIPAL RISKS. Each Fund that invests in value or growth stocks now cross references an appropriate risk. In addition, the Investment Company revised the description of the new value stock risk to include disclosure regarding the adviser's measure of intrinsic value and its effect on fund performance.

9. COMMENT: In the section relating to the MID CAP VALUE FUND, move the following disclosure into the sub-section entitled "Risks" for this Fund:
     "Securities issued by companies with mid-sized market capitalizations generally trade in lower volumes and are subject to greater, less predictable price changes than the securities of companies with larger market capitalizations."

     RESPONSE: As noted above, the Investment Company has reorganized the disclosure in the prospectus and determined that a clearer way to present the information regarding risks relating to the market capitalization of companies is to incorporate this disclosure in the new section entitled PRINCIPAL RISKS as "Small cap and mid cap risk" and "Large cap risk."

Mr. Sonny Oh
April 27, 2007
Page 4 of 11

10. COMMENT: In the section entitled MARKET CAPITALIZATIONS OF EQUITY ISSUERS confirm the defined range of market capitalization for the Investment Company's funds and delete the term "generally."

     RESPONSE: The Investment Company has confirmed that each Fund uses the market capitalizations established by its benchmark index to define the universe of companies in which it may invest. The Investment Company has clarified the disclosure in the section now entitled MARKET CAPITALIZATIONS.

11. COMMENT: In the section entitled RISKS OF INVESTING IN ANY OF THE BOND FUNDS, add disclosure that "below investment-grade securities are often referred to as junk bonds."

     RESPONSE: As noted above, the Investment Company has reorganized the disclosure in the prospectus and determined that a clearer way to present the information previously included in the section entitled RISKS OF INVESTING IN ANY OF THE BOND FUNDS is to add a separate section entitled PRINCIPAL RISKS that describes specific risks of investing in various investments. This new risk section includes disclosure covering the risks of investing in below investment grade securities. Additionally, in the disclosure for each Fund that invests in "below investment grade securities," the Investment Company has confirmed that disclosure also appears that states these securities are commonly referred to as "junk bonds."

12. COMMENT: In the section relating to the INTERNATIONAL FUND, supplementally, explain to the staff the legal basis for the Fund being structured as a fund-of-funds and the Fund's ability to invest in ETFs.

     RESPONSE: The Fund is structured as a "fund-of-funds" which is permitted to invest in ETFs in reliance on an exemptive order obtained by Barclays, which permits investment companies (such as the Fund) to invest in its ETFs beyond the limits of Section 12(d)(1)(A).

13. COMMENT: In the section relating to the INTERNATIONAL FUND, confirm the disclosure regarding what other securities this fund invests in and the corresponding risks of such investments. In addition, the disclosure regarding investing in ETF's should be moved into the summary along with a brief description of the risks of investing in ETFs.

     RESPONSE: The Investment Company has confirmed the disclosure regarding what securities the Fund will invest in. As noted above, the Investment Company has reorganized the disclosure in the prospectus and determined

Mr. Sonny Oh
April 27, 2007
Page 5 of 11

     that a clearer way to present the principal risks of each Fund, is to include a separate section of the prospectus entitled PRINCIPAL RISKS. The disclosure regarding risks of investing in ETFs has been incorporated into this new section and a cross reference to the risk has been included in the summary for the International Fund.

14. COMMENT: In the sections relating to the BOND FUND and the MID-TERM BOND FUND, please confirm whether the funds invest in foreign debt securities and add appropriate disclosure regarding the investment strategy and attendant risks.

     RESPONSE: The Investment Company has confirmed that each fund invests in foreign debt securities. Appropriate revisions to the prospectus disclosure have been incorporated.

15. COMMENT: In the section relating to the TARGET RETIREMENT FUNDS, supplementally, explain to the staff the legal basis for the Board's ability to transfer assets of a Maturing Retirement Fund to the Retirement Income Fund without shareholder approval

     RESPONSE: The Board of a Maturing Retirement Fund is permitted to transfer the assets of such Fund to the Retirement Income Fund in reliance on Rule 17a-8 of the 1940 Act which permits mergers of affiliated companies and of portfolios within the same investment company without shareholder approval if certain requirements are met. The Board of each such Maturing Retirement Fund will ensure that it has met the requirements of Rule 17a-8 prior to any such merger.

16. COMMENT: In the section relating to the TARGET RETIREMENT FUNDS, clarify the disclosure regarding what each fund may invest in. Consider moving the Appendix that shows the allocation forward, or cross reference to the Appendix.

     RESPONSE: The Investment Company has made the requested change. The information previously reported in Appendix A has been incorporated into the section of the Prospectus titled SUMMARY OF HOW OUR FUNDS INVEST as a table entitled TARGET ALLOCATION OF THE RETIREMENT FUNDS. Because of this change, the Investment Company has revised the disclosure regarding each Retirement Fund to delete the previous disclosure regarding how the fund's assets are currently allocated.

17. COMMENT: In the section relating to the TARGET RETIREMENT FUNDS, identify the Investment Company's Funds in which each Retirement Fund is invested.

Mr. Sonny Oh
April 27, 2007
Page 6 of 11

     RESPONSE: The change made by the Investment Company in response to Comment 16 eliminates the need to make any further change in response to this Comment 17. The new table entitled TARGET ALLOCATION OF THE RETIREMENT FUNDS discloses the specific Investment Company Funds in which each Retirement Fund is to be invested when it commences operations on or after July 1, 2007. However, all Investment Company Funds are available for investment by the Retirement Funds as determined by the Adviser from time to time in conformity with each Retirement Fund's allocation model.

18. COMMENT: In the section relating to the TARGET RETIREMENT FUNDS, the prospectus discloses that the Retirement Fund can invest in the International Fund. Include disclosure of the risks of investing in underlying funds. Additionally, add risks of investing in the Target Retirement Funds and clarify the existing risk disclosure regarding investing in bond funds and equity mutual funds

     RESPONSE: The Investment Company has made the requested change.

19. COMMENT: In accordance with Instruction 7 to Item 4(a)(1) of Form N-1A, for each fund, as appropriate, include disclosure regarding whether any Fund engages in active trading of portfolio securities to achieve its principal investment strategies.

     RESPONSE: No change has been made in response to this Comment 19. The Investment Company has confirmed that no Fund engages in active trading of portfolio securities. In addition, the Investment Company has confirmed that current portfolio turnover rates for the Funds are not high in relation to similar funds in the market place. Appropriate disclosure regarding portfolio turnover for each Fund is included in the SAI.

20. COMMENT: For each fund, in accordance with Instruction 4 to Item 4(a)(1) of Form N-1A, disclose any policy to concentrate in securities of issuers in a particular industry or group of industries, if applicable.

     RESPONSE: No change has been made in response to this Comment 20. The Investment Company has confirmed that no Fund has a policy to concentrate its assets in a particular industry or group of industries.


ANNUAL FEES AND EXPENSES TABLE
------------------------------

21. COMMENT: In the line item regarding Shareholder Fees, replace the term "none" with "n/a".

Mr. Sonny Oh
April 27, 2007
Page 7 of 11

     RESPONSE: The Investment Company has made the requested change.

22. COMMENT: In the line item regarding Acquired Fund Fees and Expenses, confirm the footnote *** disclosure.

     RESPONSE: The Investment Company has reviewed the footnote disclosure and has made the appropriate revisions.

23. COMMENT: In the line item regarding Acquired Fund fees and Expenses, confirm that the calculations were done in accordance with instructions 3(f) of Form N-1A Item 3 and format the fee table to reflect the requirements for a fund-of-funds.

     RESPONSE: The Investment Company has confirmed that the calculations were done in accordance with Form N-1A and has made the appropriate revisions.


EXPENSE EXAMPLE
---------------

24. COMMENT: In accordance with Instruction 5(b) of Item 3 regarding New Funds, confirm that the expense example, with respect to the International Fund and each Retirement Fund, will provide disclosure for only one and three years.

     RESPONSE: The Investment Company has made the requested change.


MANAGEMENT OF THE FUNDS
-----------------------

25. COMMENT: Confirm the management fees disclosed for Equity Index and Mid-Cap Index Funds and for International Fund.

     RESPONSE: The Investment Company has confirmed that the management fees are correct.


DETAILS ABOUT HOW OUR FUNDS INVEST
----------------------------------

26. COMMENT: In this section discussing EXCHANGE TRADED FUNDS, consider moving the disclosure regarding 1940 Act limits for investments of underlying ETFs and related exemptive orders forward in the prospectus.

     RESPONSE: The Investment Company has made the requested change. The relevant disclosure has been moved into this section of the prospectus relating specifically to the International Fund.

Mr. Sonny Oh
April 27, 2007
Page 8 of 11


INFORMATION ABOUT FUND SHARES
-----------------------------

27. COMMENT: In accordance with Item 6(a) of Form N-1A, confirm that the section entitled PRICING OF FUND SHARES, regarding the pricing of the Allocation Funds, Retirement Funds and International Fund, includes disclosure that explains that the fund's net asset value is calculated based upon the net asset values of the registered open-end management investment companies in which the funds invest.

     Response: The Investment Company has made the requested change.

28. COMMENT: In accordance with Item 6(e) of Form N-1A, revise the disclosure in the section entitled Frequent PURCHASES AND REDEMPTIONS OF FUND SHARES to identify funds that might be more susceptible to arbitrage and frequent trading (i.e. Small Cap Fund and International Fund).

     RESPONSE: The Investment Company has made the requested change.


FINANCIAL HIGHLIGHTS
--------------------

29. COMMENT: In the preamble to the financial highlights, the disclosure currently states that "The total returns shown below do not include charges and expenses imposed at the Separate Account Level." Add disclosure that states that if they did, the performance shown would have been lower.

     RESPONSE: The Investment Company has made the requested change.


LEGAL PROCEEDINGS
-----------------

30. COMMENT: In accordance with Item 5(a)(3) of Form N-1A, describe any legal proceedings to which the Investment Company, Adviser or Distributor is a party.

     RESPONSE: No change has been made in response to this Comment 30. The Investment Company confirmed that there are no such legal proceedings to disclose.

Mr. Sonny Oh
April 27, 2007
Page 9 of 11


STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

31. COMMENT: Confirm accuracy and consistency in defined terms for both Prospectus and Statement of Additional Information.

     RESPONSE: The Investment Company has reviewed defined terms used in the registration statement and has made appropriate revisions.

32. COMMENT: In accordance with Item 11 of Form N-1A, for each fund, confirm that disclosure regarding each investment strategy used has been included.

     RESPONSE: The Investment Company has reviewed the disclosure and has made revisions as appropriate.

33.  COMMENT:  In  accordance  with Item  12(a) of Form N-1A,  confirm  that the management information table 12(d)(i) includes all of the required information (i.e. number of portfolios in fund complex overseen by director.)

     RESPONSE: The Investment Company has reviewed the disclosure and has made revisions as appropriate.

34.  COMMENT:  In accordance  with Item 12(b)(2) of Form N-1A,  confirm that the
     disclosure   regarding  board  committees  includes  all  of  the  required information.

     RESPONSE: The Investment Company has reviewed the disclosure and has made revisions as appropriate.

35. COMMENT: In accordance with Item 12(b)(4) of Form N-1A, confirm that the disclosure regarding board of director ownership of equity securities has been included and appears in the correct format.

     RESPONSE: The Investment Company has reviewed the disclosure and has made revisions as appropriate.

36.  COMMENT:  In accordance with Item 18 of Form N-1A, confirm that the pricing
     disclosure   includes   information   regarding  pricing  with  respect  to
     fund-of-funds and purchase of ETFs.

     RESPONSE: The Investment Company has reviewed the disclosure and has made revisions as appropriate.

Mr. Sonny Oh
April 27, 2007
Page 10 of 11

37. COMMENT: In accordance with Item 20(b) of Form N-1A, if appropriate, include disclosure regarding commissions and other compensation received by each affiliated broker.

     RESPONSE: No change was made in response to this Comment 37. The Investment Company notes that the section entitled PORTFOLIO TRANSACTIONS AND BROKERAGE discloses that the Investment Company paid no commissions to affiliated brokers.

PART C

38. COMMENT: In accordance with Item 23(i) of Form N-1A, please confirm that legal opinions for Small Cap Growth Fund, Small Cap Value Fund, Mid Cap Value Fund, International Fund and the Retirement Funds will be filed as exhibits to the registration statement.

     RESPONSE: The Investment Company has filed, as exhibits to Post-Effective Amendment No. 30, opinions relating to the legality of shares for Small Cap Growth Fund, Small Cap Value Fund, Mid Cap Value Fund, International Fund and the Retirement Funds.

39. COMMENT: In accordance with Item 24 of Form N-1A, confirm that the Part C includes disclosure for Control Persons and Principal Holders.

     RESPONSE: The Investment Company has made the requested change.

40. COMMENT: In accordance with Item 28 of Form N-1A, confirm that the Part C includes disclosure regarding the location of the Investment Company's books and records.

     RESPONSE: The Investment Company has made the requested change.

MISCELLANEOUS

41. COMMENT: Provide a response letter in the form of EDGAR correspondence in regard to the comments above regarding this post-effective amendment.

     RESPONSE: The Investment Company is filing this response letter in the form of EDGAR correspondence with Post-Effective Amendment No. 30. The Investment Company notes further that a letter providing "Tandy" representations was filed with Post-Effective Amendment No. 29.

Mr. Sonny Oh
April 27, 2007
Page 11 of 11


                                    * * * * *


     We appreciate the opportunity to respond to your comments. If you have any further comments or questions regarding this filing, please contact me at (212) 536-4024 or Thomas L. Martin at (212) 224-1562.

Sincerely,


/s/ Beth R. Kramer

Beth R. Kramer